OPTION AGREEMENT

     For good and valuable consideration, receipt of which is hereby acknowledged, I, as trustee of the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (the "trust"), grant to each of my children, S. Curtis Johnson ("Curt"), Helen Johnson-Leipold ("Helen"), H. Fisk Johnson ("Fisk") and Winifred J. Marquart ("Win") and their respective successors and assigns, an option (the "option") to purchase certain assets from the trust (or from its successor or successors in interest) in the amounts and upon the terms and conditions set forth below:

     1. The option shall cover Nine Hundred Seventy Thousand and One (970,001) shares of Class A common stock of Johnson Outdoors, Inc., a Wisconsin corporation, or of any successor to its business (the "option assets") owned by the trust (or by its successor or successors in interest) at the date the option may first be exercised,

     2. The option may first be exercised upon the date of the execution of this Agreement, and may be exercised thereafter at any time during the period indicated in the "Term" column in paragraph 3, below, terminating at 11:59 p.m. Central Time on the final day as indicated in such Term column, that date being January 7, 2005 (the "option period"). The option shall consist of the right to purchase an option asset at any time during the option period, subject to the conditions described below.

     3. The option assets described above may be acquired by my said children as provided in the following schedule:

              No. of Class
              A Shares
     Child    Option Asset    Strike Price       Term          Consideration
     -----    ------------    ------------       ----          -------------

     Helen    485,000           $13.04         548 days          $1,119,480

     Curt     161,667           $13.04         548 days          $  373,161

     Fisk     161,667           $13.04         548 days          $  373,161

     Win      161,667           $13.04         548 days          $  373,161
              -------                                            ----------

     TOTAL    970,001                                            $2,238,963

     Accordingly, each child may exercise his or her option with respect to the number of shares shown opposite his or her name. A child of mine may assign his or her right to exercise the option granted hereunder, in whole or in part, to: (i) any other of my descendants, (ii) a trust for the benefit of any one or more of my descendants;

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

     and (iii) a corporation or partnership, a majority of the value of which is owned (directly or indirectly through ownership in one or more corporations or partnerships) by any one or more of my descendants or by a trust for the benefit of any one or more of my descendants. Any exercise of an option hereunder must be for all the shares the optionee or assignee of an optionee is then entitled to purchase. The guardian or personal representative of a descendant of mine shall be eligible to exercise the option otherwise exercisable by a descendant of mine without a formal assignment. Written notice of an assignment allowed hereunder shall be lodged with the trust records.

     4. The price per share to be paid for an asset acquired by exercise of an option granted under paragraph 2 above shall be at the dollar price indicated for each option holder in the "Strike Price" column opposite his or her name in paragraph 3, above.

     5. The purchase price for an asset purchased pursuant to the option granted hereunder shall, at the option of the purchaser, be paid in cash at the closing, in-kind with shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), by an installment note of the purchaser payable in not more than fifteen annual installments (which, at the option of the purchaser, may be repaid as to principal, interest or both in cash, in-kind as described above or any combination of the two) or by a combination of the foregoing. Any installment note issued pursuant to the provisions of this paragraph 5 shall bear interest at the "applicable federal rate" compounded annually for such note determined under Internal Revenue Code Section 1274(d) or any successor provision ("applicable federal rate"), and shall be secured by the asset purchased or otherwise in an amount acceptable to the seller. Accrued interest on such note shall be payable annually.

     6. This option shall be binding on the trustee and upon each successor trustee. It is my intention that if, upon my death during the option period, assets described in paragraph 1 are allocated to one or more trusts for the benefit of my said wife, the option granted herein shall apply to option assets then held in such one or more trusts for the benefit of my said wife for an option acquired hereunder.

     Each child's consideration for an option acquired hereunder shall, at the option of the child, be paid in cash, in-kind with shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), by an installment note (which may be repaid, at the option of the child, in cash, in-kind as described above or any combination of the two), or by a combination of the foregoing, by each child within ten business days from the date of the execution of this Agreement. Any installment note issued pursuant to the provision of this paragraph 6 shall be for a term not to exceed eighteen months from the date of the execution of this Agreement and shall bear interest at the applicable federal rate compounded annually. Such interest shall not be payable until the due date of said note.

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

     7. This Agreement shall supercede all other option agreements entered into by the parties hereto prior to the date of the execution of this Agreement regarding the purchase of shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business), including, without limitation, the two separate Option Agreements dated December 26, 1995 and June 27, 2003, respectively, between and among the parties hereto, but only to the extent that such agreement or agreements pertain to the option assets. This Agreement shall not supercede the other Option Agreements dated as of the date hereof related to the purchase of shares of Class A common stock of Johnson Outdoors, Inc. (or any successor to its business).

     9. This option agreement may be executed in one or more counterparts, which shall together constitute the entire agreement.



DATE: July 8, 2003             SAMUEL C. JOHNSON 1988 TRUST #1
     -------------
                               By: /s/ Samuel C. Johnson
                                  -----------------------------------------
                                       As its trustee


DATE: July 8, 2003             /s/ S. Curtis Johnson
     -------------             --------------------------------------------
                               S. Curtis Johnson


DATE: July 8, 2003             /s/ Helen Johnson-Leipold
     -------------             --------------------------------------------
                               Helen Johnson-Leipold


DATE: July 8, 2003             /s/ H. Fisk Johnson
     -------------             --------------------------------------------
                               H. Fisk Johnson


DATE: July 8, 2003             /s/ Winifred J. Marquart
     -------------             --------------------------------------------
                               Winifred J. Marquart



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